Global Blue Announces Changes to its Executive Committee Signy, Switzerland, March 3, 2025 Global Blue is announcing changes to its Executive Committee following the departure of Greg Gelhaus, COO APAC and Central Europe. Greg, who has been instrumental in driving the company's growth and success in the region, will leave to pursue new opportunities, effective March 1, 2025. Virginie Alem Appointed COO Japan In addition to her current responsibilities as Chief Marketing Officer, Virginie Alem will take on the role of COO Japan. Virginie has already led several successful initiatives at Global Blue, including the Global Blue Rebranding and the transformation of the company’s commercial approach (Customer Value Creation approach). As COO Japan, Virginie will oversee the transformation of Global Blue’s operations in the country, working closely with the team to navigate Japan’s upcoming 2026 Tax Free Shopping regulatory changes. These reforms will shift Japan from a VAT-Off model, where tax refunds are processed in-store, to a VAT-On model, requiring post-customs validation— aligning Japan with global markets such as Europe, Singapore, and Korea. Virginie will ensure the successful integration of local systems with global processes, driving collaboration between regional and global teams. Gavin Ingram Appointed COO APAC (Excluding Japan) With a decade of experience leading the APAC Legal team, Gavin Ingram has also driven the new markets initiative in APAC for the past several years. As COO APAC, Gavin Ingram will now oversee South Korea, Singapore, and China, as well as lead Global Blue’s expansion into new APAC markets. Gavin will focus on the region’s strategic growth, driving key initiatives and priorities for each country. Gavin will officially join the Executive Committee as of March 1, 2025.

Laurent Delmas to Expand his COO Responsibilities to Eastern Europe and the Middle East Laurent Delmas, currently Chief Operating Officer for Southern Europe will now expand his leadership to oversee Eastern European countries. With a strong background in various management roles at an international level, Laurent will ensure the successful integration and development of the Eastern European markets, further strengthening Global Blue's presence in the region. Laurent will add Austria, Croatia, Czech Republic, Hungary, Poland, Serbia, Slovakia and Switzerland to his management. With these strategic leadership changes, Global Blue is ensuring a smooth transition and maintaining its commitment to operational excellence. MEDIA CONTACTS Virginie Alem – Chief Marketing Officer and COO Japan Mail: valem@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com